UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 29 December 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
991.	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 December 2023 —Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 08 December 2023 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 11 December 2023 — Board Change

Exhibit 99.1

1 December 2023

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 30 November 2023 consisted of 3,935,660,942 ordinary shares, of which, 247,469,295 were held as treasury shares; leaving a balance of 3,688,191,647 with voting rights.

The figure of 3,688,191,647 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.2

8 December 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid Share Incentive Plan ('SIP') monthly purchases on behalf of PDMRs.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6386	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.12.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnershipshares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6386	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.12.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People & Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6386	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.12.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.6386	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.12.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.3

11 December 2023

National Grid plc ('National Grid' or 'the Company')

Board Changes

National Grid is pleased to announce that Jacqui Ferguson will be joining its Board as an independent Non-Executive Director with effect from 1 January 2024. Jacqui will be a member of the Audit & Risk Committee.

Jacqui will bring a broad perspective to the Board through her wealth of knowledge in large-scale, growth-oriented technology environments across a number of continents, industries and business functions. She is currently Chair of Tesco Bank, Senior Independent Director and Chair of the Remuneration Committee of Croda International plc, Deputy Chair of Engineering UK (a charity focussed on the engineering and technology skills agenda) and Chair of the Remuneration Committee and Non-Executive Director at John Wood Group PLC. As announced today, she will be stepping down from the Board of John Wood Group PLC following their AGM on 9 May 2024.

In welcoming Jacqui to the Board, Paula Rosput Reynolds, Chair of National Grid, said: "As National Grid continues to invest in support of the energy transition, Jacqui's varied professional background will make her an invaluable advisor to our organisation.  She hails from a digital company that went through transformation, has experience in energy development and engineering, and is known for her collaborative style in the boardroom."

Jacqui commented "I am delighted to be joining the team at National Grid at a time when the energy transition and how it is enabled is so important for all stakeholders".

National Grid further announces that Liz Hewitt will be stepping down from the Board on 31 January 2024.

Paula Rosput Reynolds said: "On behalf of the Board, I would like to thank Liz for her years of service to the National Grid Board.  When Liz joined the Board, she undertook a singularly comprehensive immersion in our Company, all done virtually. She used this background to make important changes to the Board's stewardship of controls and risk as Chair of the redefined Audit & Risk Committee".

In accordance with 9.6.14R of the Listing Rules of the UK Financial Conduct Authority ("LRs") Liz will be joining the board of Kerry Group plc as Non-Executive Director with effect from 1 March 2024.

In accordance with the LRs there are no additional matters that would require disclosure under 9.6.13R.

CONTACTS
Investors:
Nick Ashworth                   +44 (0) 7814 355590

Media
Lyndsey Evans           +44 (0) 7714 672 052

Jacqui Ferguson biography
Jacqui is currently Chair of Tesco Bank, Senior Independent Director and Chair of the Remuneration Committee of Croda International plc, and Deputy Chair of Engineering UK, a charity focused on inspiring young people from all kinds of background into engineering careers. She is also currently Chair of the Remuneration Committee and Non-Executive Director at John Wood Group PLC but will be stepping down from its Board post their AGM on 9 May 2024 and as Chair of its Remuneration Committee on 1 January 2024. From 1 January 2024, Jacqui will be joining the Board of Softcat plc as a Non-Executive Director. Previously, she held several significant executive roles at Hewlett Packard Enterprise, including SVP and MD. Prior to this, Jacqui held executive roles at Electronic Data Systems, including Director of EMEA Strategic Business Planning.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 29 December 2023